Exhibit 99.1

BROOKFIELD BUSINESS PARTNERS COMPLETES ANNUAL FILINGS

Brookfield, News, March 10, 2017 – Brookfield Business Partners (NYSE: BBU; TSX: BBU.UN) today announced that it has filed its 2016 annual report on Form 20-F (the “Annual Report”), including its audited financial statements for the year ended December 31, 2016, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on our website at bbu.brookfield.com in the Reports & Filings/Financial Reports section and a hard copy will be provided to unitholders free of charge upon request.

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Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information. Further information is available at bbu.brookfield.com.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $250 billion of assets under management. For more information go to www.brookfield.com.

Contacts:

Media: Brookfield Business Partners
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors: Brookfield Business Partners
Jennifer Ritchie
(416) 956-5230
Jennifer.ritchie@brookfield.com